CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Basic Earnings Per Share
Net income	$571,614	$504,858	$1,169,446	$881,247

Weighted average common shares	2,634,732	2,629,518	2,633,982	2,629,520

Basic Earnings Per Share	$ 0.21	$ 0.19	$ 0.44	$ 0.33

Diluted Earnings Per Share Net income	$571,614	$504,858	$ 1,169,446	$ 881,247

Weighted average common shares	2,634,732	2,629,518	2,633,982	2,629,520
Weighted average effect of assumed stock options	4,072	4,456	4,072	4,076

Total	2,638,804	2,633,974	2,638,054	2,633,596

Diluted Earnings Per Share	$ 0.21	$ 0.19	$ 0.44	$ 0.33